                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               SEC FILE NUMBER 000-28131
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                                               CUSIP NUMBER    458381100
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(Check One):[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended:   December 31, 2001
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                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
          Not applicable
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                       PART I - REGISTRANT INFORMATION


Full name of registrant
 Pilot Therapeutics Holdings, Inc.
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Former name if applicable
 Interallied Group, Inc.
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Address of principal executive office (STREET AND NUMBER)
 101 North Chestnut Street
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City, state and zip code
 Winston-Salem, North Carolina 27101
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The employment with the Registrant of two of its officers, including its principal financial officer, terminated effective March 13, 2002, shortly before the Form 10-KSB filing deadline. These departures have affected the Registrant's ability to assemble and analyze the financial and other information necessary to prepare and file the Form 10-KSB in a timely manner. In addition, there are certain pending matters relating to the Registrant's business and financial condition that will not be definitively resolved until after the Form 10-KSB filing deadline. The outcome of these pending matters could significantly impact the Registrant's audited financial statements for the year ended December 31, 2001, the report of the Registrant's independent auditors relating thereto, and management's discussion and analysis of the Registrant's financial condition and plan of operation. Therefore, the Registrant is unable to file its report on Form 10-KSB for the year ended December 31, 2001 in a timely manner without unreasonable effort or expense.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David J. Mills                    336                725-2222
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant is a development-stage company that has not yet generated any revenues from operations. The Registrant's operating activities thus far have been limited primarily to research and product development. The Registrant experienced a significant increase in expenses for the year ended December 31, 2001, as compared with the year ended December 31, 2000. These increased expenses were primarily attributable to the development and preliminary marketing of the Registrant's AIROZIN(TM) product, a medical food for the treatment of asthma, which the Registrant intends to launch in the third quarter of 2002, and to the intensification of research and development related to the Registrant's technology platform and product line, as the Registrant prepares AIROZIN(TM) and its other over-the-counter and pharmaceutical products for introduction into the marketplace. Therefore, because of this increase in expenses, the Company experienced a significantly greater net loss in the year ended December 31, 2001, as compared with the year ended December 31, 2000.

                    Pilot Therapeutics Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    April 01, 2002               By   /s/ Floyd H. Chilton, III,
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                                        President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.